Exhibit 99.1

Nano Dimension Sells Two DragonFly Pro 3D Printers to U.S. Armed Forces

NESS ZIONA, Israel – August 27, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced it has sold two DragonFly Pro 3D Printers to different branches of the United States Armed Forces.

Nano Dimension has held a Commercial and Government Entity (CAGE) Code from the United States Department of Defense’s Defense Logistics Agency since June 2018. The two defense sector sales were closed just weeks after Nano Dimension received United States Government Certified Vendor status. The sales were closed by two of the company’s leading US value added-resellers, TriMech Solutions and Fathom, each of whom sold a system to a different branch of the U.S. Armed Forces.

“Nano Dimension continues to strengthen its position in the U.S. market, particularly in the U.S. defense sector. These sales to tier one customers demonstrate the attractiveness of our additive manufacturing solution. The ability to create functional circuit prototypes quickly and securely in-house is a key factor in the increasing adoption of our solution in the multi-billion-dollar U.S. defense sector,” said Simon Fried, President of Nano Dimension USA. “Nano Dimension’s DragonFly Pro 3D Printer makes it possible to 3D print radically new designs and improve workflows by leveraging the agility of additive manufacturing. The defense sector is highly motivated to enable additive manufacturing in the field by bypassing traditional manufacturing processes.”

The defense sector is a key market for additive manufacturing technologies, both for supply chain efficiency and for product innovation. As a registered and approved vendor, Nano Dimension is positioned to pursue and conduct business directly with the U.S. Federal Government and its many agencies, including the Department of Homeland Security and entities of the Department of Defense.

The DragonFly Pro 3D printer transforms electronics development by enabling companies to reinvent their development processes as well as their products. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously. This technology enables IP-secure, in-house manufacturing or prototyping of functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and another innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that it continues to strengthen its position in the U.S. market, particularly in the U.S. defense sector. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com